VIPER ENERGY PARTNERS LP

500 West Texas Avenue, Suite 1200

Midland, Texas 79701

Via EDGAR

June 13, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viper Energy Partners LP
Registration Statement on Form S-1 (as amended)
File No. 333-195769

Dear Mr. Schwall:

On behalf of Viper Energy Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m. Eastern time on June 17, 2014, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time. The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (405) 463-6900 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 with any questions regarding this matter.

[Signature page follows]

Very truly yours,

Viper Energy Partners LP

By:	Viper Energy Partners GP LLC,
its general partner

By:	/S/ TERESA L. DICK
Teresa L. Dick
Chief Financial Officer, Senior Vice President and Assistant Secretary

cc:	Caroline Kim—United States Securities and Exchange Commission
Randall J. Holder – Viper Energy Partners LP
Brenda Lenahan – Vinson & Elkins L.L.P.